UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _______

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KLONDEX MINES LTD.
Full Name of Registrant

N/A
Former Name if Applicable

6110 Plumas Street, Suite A
Address of Principal Executive Office (Street and Number)

Reno, NV 89519
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's management has been working to finalize the accounting adjustments resulting from the initial transition from International Financial Reporting Standards to U.S. Generally Accepted Accounting Principles. As a result, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Dahl	775	284-5757
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Previously, the Registrant’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, as permitted by securities regulators in Canada, as well as in the United States under the status of a “foreign private issuer” as defined under Rule 3b-4 under the Securities Exchange Act of 1934, as amended. At the end of the second quarter of 2016, the Registrant determined that it no longer qualified as a “foreign private issuer” under the Securities and Exchange Commission rules. Consequently, the Registrant is now required to prepare its consolidated financial statements in accordance with United States generally accepted accounting principles ("US GAAP"), which requires retrospective application since the Registrant’s inception. Due to differences in accounting treatments between IFRS and US GAAP, certain amounts historically reported for the Registrant's financial position, operating results, and cash flows under IFRS will change under US GAAP standards and; therefore, will be incomparable to amounts previously reported under IFRS, for all previous periods.

During the preparation of its financial statements, the Registrant has determined that, among other things, differences exist in US GAAP and IFRS standards with respect to the following items and topics: 1) capitalization of costs for long-lived assets, 2) recognition of derivative financial instruments and related effects, 3) measurement of asset retirement obligations, 4) recognition of depreciation and depletion through cost of sales, 5) and income taxes. Additionally, the presentation and disclosure requirements for balances and transactions differs under IFRS and US GAAP.

Due to the fact that the Registrant has not yet finalized its review of the financial statements, the Registrant is not able to provide a reasonable estimate of the results.

KLONDEX MINES LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2017	By:	/s/ Barry Dahl
Barry Dahl
	Title:	Chief Financial Officer